Exhibit 99.1

GUIDELINES TO CONDUCT IFS’s 2023 ANNUAL SHAREHOLDERS’ MEETING

The Board of Directors of Intercorp Financial Services Inc. ("IFS") has approved the Guidelines to Conduct IFS’s Annual Shareholders' Meeting, to enable the exercise of IFS’s shareholders rights at the 2023 Annual Shareholders' Meeting ("2023 ASM").

It is reported that this document is not a formal call nor a final agenda for the 2023 ASM. Therefore, it is intended solely for informative purposes, as well as to promote shareholder attendance.

1.	Call for the 2023 Annual Shareholders’ Meeting

The call for the 2023 ASM is part of the IFS’s Board of Directors role, as set forth under IFS’s Bylaws. For such purpose, a board meeting has been convened for March 17, 2023.

According to IFS' Bylaws, the Shareholders' Meeting must be called no less than five (5) calendar days and no more than sixty (60) calendar days prior to the scheduled date for the meeting.

Likewise, under the regulations of the Superintendencia del Mercado de Valores del Perú (Peru’s Securities and Exchange Commission, hereinafter “SMV”), companies with securities registered with the Stock Market Public Registry of the SMV, must approve their individual or separate annual audited financial information, as well as their annual reports, before March 31 every year.

Therefore, the 2023 ASM must be called and held not later than March 31, 2023.

The call for the 2023 ASM will be published in Peru in the Official Gazette El Peruano and in the newspaper El Comercio, and in Panama in the newspaper La Estrella. In addition, on the same day of the call for the 2023 ASM, we will publish a Significant Event notice with the SMV and a Form 6-K with the Securities and Exchange Commission ("SEC") of the United States of America.

2.	2023 ASM mode

The 2023 ASM will be held, either on the date of the first or second call, in virtual mode, through teleconference.

3.	Publication of documents related to the 2023 ASM

Once the Board of Directors of IFS has formally called the 2023 ASM, IFS will make available to all its shareholders the documents mentioned on the agenda for such meeting. The documents will be available on IFS’s website.

4.	Shareholders entitled to attend and vote at the 2023 ASM

IFS shareholders entitled to attend, discuss and vote at the 2023 ASM will be those who:

(i)	Are registered as such with CAVALI S.A. I.C.L.V. (“CAVALI”) or the Depository Trust Company (“DTC”), as the case may be, as of March 20, 2023 (“Record Date”); and,

(ii)	Can prove their shareholder status as of the Record Date, in any of the following manners:

-	Shareholders holding shares registered with CAVALI: IFS shall request CAVALI to issue a report showing all shareholders registered with CAVALI as of the Record Date.

-

Shareholders holding shares registered with DTC: Within forty-eight (48) hours prior to the scheduled date and time for the 2023 ASM, the shareholders must send a brokerage statement or any other similar document evidencing their ownership of IFS shares as of the Record Date. Once this period has elapsed, shareholders who have not provided the required evidence shall not be entitled to vote at the 2023 ASM.

5.	Shareholders direct attendance to the 2023 ASM

The shareholders that wish to attend the 2023 ASM shall send an e-mail to ir@intercorp.com.pe, at least forty-eight (48) hours prior to the scheduled date and time for the 2023 ASM, providing the following information:

i.	Full name or company name;
ii.	ID card or tax identification;
iii.	Shares owned;
iv.	Contact e-mail;
v.	Phone number;
vi.	Copy of the ID card or tax identification; and
vii.	Proof of share ownership, as follows:
(a)	Shareholders holding shares registered with DTC, must send a brokerage statement or any other similar document evidencing their ownership of IFS shares as of the Record Date; or
(b)	Shareholders holding shares registered with CAVALI will be verified by IFS through the report issued by CAVALI as of the Record Date.

The day preceding the 2023 ASM, IFS will send to the e-mail provided by the shareholder, the instructions for participating remotely in the 2023 ASM and all the information required to enter to the meeting.

Shareholders who wish to participate in 2023 ASM by means of a proxy, must follow the procedure established in section 6 of this Guidelines.

6.	Attendance by Proxy to the 2023 ASM

Shareholders who are not able to attend directly the 2023 ASM, may attend by proxy. The proxyholder need not be a shareholder.

For this purpose, the Board of Directors has drafted a sample proxy letter to be filled out by the shareholders, which clearly sets forth how each agenda item is to be voted by the proxyholder. A sample proxy letter is attached to this document, for reference only. The final wording of the proxy letter will be available on IFS’s website on March 17, 2023, once the Board of Directors has approved the final agenda for the 2023 ASM (“Final Proxy”).

On the Final Proxy, all agenda items must be voted indicating whether each vote has been cast for or against the agenda item, or if it is an abstain vote. Likewise, all blank spaces to be completed with the names of the proxyholder and his/her identity document number must be filled out for the proxy letter to be valid. In case the voting of any agenda item has not been indicated or if any spaces have been left blank (including those for the proxyholder’s identity information), the proxy letter will not be accepted for the purposes of attendance or voting at the 2023 ASM.

Shareholders who wish to participate in 2023 ASM by means of a proxy must send their Final Proxy to ir@intercorp.com.pe.

The Final Proxy must be sent to IFS from March 17, 2023 until forty-eight (48) hours prior to the scheduled date and time for the 2023 ASM. Once this period has elapsed, shareholders may no longer appoint a proxyholder for the 2023 ASM.

In addition, if the proxyholder is the representative of a legal entity, he/she must submit to IFS, at least forty-eight (48) hours before the scheduled date and time of the 2023 ASM, an incumbency certificate or any other similar document showing that they have been authorized to represent such legal entity.

7.	Language

The 2023 ASM, either on the first or the second call, will be conducted in Spanish.

8.	Other matters

If you have any questions or concerns about these procedures, you may contact Ernesto Ferrero, Investor Relations Officer, at ir@intercorp.com.pe.

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Exhibit
SAMPLE PROXY LETTER

This document is for reference purposes only, and therefore it does not show the final agenda items to be voted on at the 2023 Annual Shareholders' Meeting. The final agenda, and therefore the final wording of this proxy letter, will be published on March 17, 2023, once the Board of Directors of IFS has formally called such meeting. Please make sure that you are using the final approved form of proxy letter with the final agenda, so that your proxy letter may be validly used.

[City], [Date] 2023

To

Intercorp Financial Services Inc.

Dear Sir/Madam

[I]/[We] hereby authorize [full name of the representative]1, identified with [identity document] No. [identity document number], so that the latter, acting individually, may represent [name of shareholder] at the 2023 Annual Ordinary Shareholders' Meeting of Intercorp Financial Services Inc. ("IFS") to be held on first call on [date to be confirmed] and on second call on [date to be confirmed] both at [time of both calls], at [to be defined].

Mr./Mrs. [full name of proxyholder] is authorized to exercise on [my][our] behalf the voting rights in respect of [number of shares held] IFS shares at the aforementioned meeting, as set forth below:

N°	AGENDA ITEMS	VOTE
		FOR	AGAINST	ABSTAIN
1	2022 Results Presentation. Proposal: To approve the 2022 Results Presentation.
2	Approval of the Annual Report for the fiscal year 2022. Proposal: To approve the Annual Report for the fiscal year 2022.
3

Approval of the audited individual and consolidated financial information (including financial statements) for the fiscal year 2022.

Proposal:

To approve the audited individual and consolidated financial information (including financial statements) for the fiscal year 2022.

4

Approval of Net Profit allocation and dividend distribution for the fiscal year 2022.

Proposal:

To approve the net profit allocation for the fiscal year 2022 and the distribution of profits as per the policy approved at the Annual Shareholders’ meeting held on March 31, 2022.

[1]	Shareholders may appoint current IFS directors and officers to act as proxyholders.

5

Approval of Dividend Policy for the fiscal year 2023.

Proposal:

To approve a new dividend policy for IFS for the year 2023, establishing that at least [●]% of IFS’s net profit from the period shall be distributed among the shareholders, to be paid in one or more payments, provided that this dividend distribution policy does not violate any legal or financial requirements that IFS and/or its subsidiaries are required to meet, and provided economic-financial conditions allow for such distribution be made.

6	Election of the members of the Board of Directors for the 2023-2025 period.
Proposal: That the IFS’s Board of Directors for the 2023-2025 period be composed of seven (7) members with no alternates.

Proposal:

To appoint Mr. Carlos Rodríguez-Pastor Persivale identified with ID No. 10543995 as a member and President of the IFS Board of Directors for a term of two (2) years from April 2023 to April 2025.

Proposal: To appoint Mr. Fernando Martín Zavala Lombardi identified with ID No. 09751039 as a member of the IFS Board of Directors for a term of two (2) years from April 2023 to April 2025.
Proposal: To appoint Mrs. Lucía Cayetana Aljovín Gazzani identified with ID No. 07277750 as a member of the IFS Board of Directors for a term of two (2) years from April 2023 to April 2025.
Proposal: To appoint Mr. Hugo Antonio Santa María Guzmán identified with ID No. 06341027 as a member of the IFS Board of Directors for a term of two (2) years from April 2023 to April 2025.
Proposal: To appoint Mr. Alfonso Bustamante y Bustamante identified with ID No. 30849678 as a member of the IFS Board of Directors for a term of two (2) years from April 2023 to April 2025.
Proposal: To appoint Mr. Felipe Morris Guerinoni identified with ID No. 10218417 as a member of the IFS Board of Directors for a term of two (2) years from April 2023 to April 2025.

Proposal: To appoint Guillermo Martínez Barros identified with Chilean Passport no. F16903330 as a member of the IFS Board of Directors for a term of two (2) years from April 2023 to April 2025.
7

Approval of power of attorney to formalize the decisions approved at the 2023 Annual Shareholders’ Meeting.

Proposal:

To approve that [●], identified with [●] and [●], identified with [●], either of them, individually and with their sole signature, on behalf of IFS, may execute any public or private document, minutes or public deeds, of a clarifying, modifying, corrective or supplementary nature, that may be necessary to register the resolutions adopted in the meeting before the Public Registries both in Panama and Peru.

[Please place an 'X' in the box that represents your choice]

Sincerely,

[Name of Shareholder]

[Print Name] [Position]

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GUÍA SOBRE LA JUNTA ORDINARIA ANUAL DE ACCIONISTAS 2023

La Junta Directiva de Intercorp Financial Services Inc. (“IFS”) ha aprobado la siguiente Guía sobre la Junta Ordinaria Anual de Accionistas con el propósito de facilitar a los accionistas de IFS el ejercicio de sus derechos respecto de la celebración de la Junta Ordinaria Anual de Accionistas 2023 (“JOA 2023”).

Asimismo, se informa a los accionistas de IFS que este documento no constituye una convocatoria formal ni una agenda definitiva para la JOA 2023. Por lo tanto, sólo tiene efectos informativos, y busca promover una mayor participación de los accionistas.

1.	Convocatoria a la Junta Ordinaria Anual de Accionistas del 2023

La convocatoria a la JOA 2023 es una función que le corresponde a la Junta Directiva de IFS, tal como dispone el estatuto de IFS. Para dicho propósito, es que se ha convocado a sesión de Junta Directiva para el día 17 de marzo de 2023.

Según el estatuto de IFS, la convocatoria a Junta de Accionistas deberá hacerse con no menos de cinco (5) días calendario ni más de sesenta (60) días calendario de antelación a la fecha efectiva de reunión.

Asimismo, de acuerdo con la regulación de la Superintendencia del Mercado de Valores del Perú (“SMV”), las sociedades emisoras con valores inscritos en el Registro Público del Mercado de Valores de la SMV, tienen como plazo límite para aprobar su información financiera individual o separada auditada anual, así como su memoria anual, hasta el 31 de marzo de cada año.

Por lo anterior, la JOA 2023 deberá ser oportunamente convocada, y celebrada como máximo el 31 de marzo de 2023.

La convocatoria a la JOA 2023 será publicada en Perú, en el Diario Oficial El Peruano y el diario El Comercio, y en Panamá en el diario La Estrella. Igualmente, el día de la convocatoria a la JOA 2023 se publicará un Hecho de Importancia en la SMV y un formato 6-K en la Securities and Exchange Commission (“SEC”) de los Estados Unidos de América.

2.	Modalidad de reunión de la JOA 2023

La JOA 2023 se realizará, sea en el día de la primera o en el de la segunda convocatoria, en la modalidad no presencial por videoconferencia.

3.	Difusión de documentación vinculada con la JOA 2023

Una vez que la Junta Directiva de IFS convoque formalmente a la JOA 2023, IFS pondrá a disposición de todos sus accionistas la documentación de soporte de la Agenda para dicha reunión, la cual estará disponible a través de la página web de IFS.

4.	Accionistas legitimados para asistir y votar en la JOA 2023

Los accionistas de IFS legitimados para asistir, discutir y votar en la JOA 2023, serán aquellos que:

(i)	Cumplan con estar registrados como tales en CAVALI S.A. I.C.L.V. (“CAVALI”) o en The Depository Trust Company (“DTC”), según corresponda, al 20 de marzo de 2023 (“Fecha de Registro”); y

(ii)	Acrediten dicha calidad de accionistas a la Fecha de Registro de las siguientes formas:

-

Respecto de aquellos accionistas que tengan acciones registradas en CAVALI, se encontrarán habilitados aquellos que se encuentren en el reporte que IFS solicitará a dicha entidad con corte a la Fecha de Registro.

-

Respecto de aquellos accionistas que tengan acciones registradas en DTC, éstos deberán enviar a IFS con una anticipación no menor a cuarenta y ocho (48) horas a la fecha y hora fijada para llevar a cabo la JOA 2023 un brokerage statement o cualquier otro documento similar que demuestre su calidad de titular de acciones de IFS a la Fecha de Registro. Cumplido dicho plazo, los accionistas que no hayan provisto evidencia de su calidad de accionistas se verán impedidos de votar en la JOA 2023.

5.	Accionistas que deseen asistir a la JOA 2023 sin representación

Los accionistas que deseen participar en la JOA 2023 deberán enviar un correo electrónico a la dirección ir@intercorp.com.pe con al menos cuarenta y ocho (48) horas de anticipación a la fecha y hora fijada para la celebración de la JOA 2023, proporcionando la siguiente información:

i.	Nombre completo o denominación social;
ii.	DNI o número de identificación tributaria;
iii.	Número de acciones de IFS de las que es titular;
iv.	Correo electrónico de contacto;
v.	Teléfono;
vi.	Copia legible de su DNI o documento de identificación tributaria; y,
vii.	Sustento de la titularidad de sus acciones, según lo siguiente:
(a)	Los accionistas que tengan acciones registradas en DTC, deberán enviar un brokerage statement o documento similar que demuestre su calidad de titular de acciones de IFS a la Fecha de Registro; o,
(b)	Los accionistas que tengan acciones registradas en CAVALI serán verificados por IFS mediante el reporte de dicha entidad, a la Fecha de Registro.

El día anterior a la celebración de la JOA 2023, IFS enviará a la dirección de correo electrónico proporcionada por el accionista las instrucciones para que pueda participar remotamente de la JOA 2023 así como toda la información para acceder a la misma.

Aquellos accionistas que no deseen participar personalmente sino mediante apoderado en la JOA 2023, deberán seguir el procedimiento establecido en el numeral 6 de la presente Guía.

6.	Representación en la JOA 2023 - Poderes

Los accionistas que no puedan participar directamente en la JOA 2023 podrán hacerse representar mediante poder. No es necesario que el representante sea accionista de IFS.

Para efectos de la representación en la JOA 2023, la Junta Directiva ha elaborado un modelo de poder para ser completado por los accionistas, con el propósito que conste de manera indubitable el sentido del voto respecto de cada uno de los puntos de agenda. Un ejemplo del poder se adjunta como anexo de la presente guía únicamente como referencia. El modelo definitivo del poder estará disponible en la página web de IFS el 17 de marzo de 2023 una vez la Junta Directiva apruebe la agenda definitiva para la JOA 2023 (en adelante el “Poder Definitivo”).

En el Poder Definitivo, todos los puntos de agenda deben ser votados indicando si votan a favor, en contra o se abstiene. Asimismo, todos los espacios en blanco sobre el nombre del representante y su identificación deben ser informados para efectos de la validez del poder. En caso la votación de los puntos de agenda no esté completa o haya espacios en blanco sin completar (inclusive aquellos espacios destinados para la información de identificación del apoderado), el poder no será aceptado para efectos de la representación o votación en la JOA 2023.

Los accionistas que quieren hacerse representar en la JOA 2023 deberán enviar el Poder Definitivo mediante un correo electrónico a la dirección ir@intercorp.com.pe.

El Poder Definitivo se debe enviar a IFS a partir del 17 de marzo de 2023 hasta cuarenta y ocho (48) horas antes de la fecha y hora fijada para llevar a cabo la JOA 2023. Cumplido dicho plazo, los accionistas ya no podrán designar a un apoderado para la JOA 2023.

Asimismo, en caso de que dicha persona sea el representante legal de una entidad, deberá presentar a IFS, con una anticipación no menor a cuarenta y ocho (48) horas a la fecha y hora fijada para llevar a cabo la JOA 2023, un incumbency certificate o cualquier otro documento similar que demuestre su capacidad para representar a dicha entidad legal.

7.	Idioma

La JOA 2023, en la primera o en la segunda convocatoria, se llevará a cabo en español.

8.	Otros Asuntos

Ante cualquier duda o pregunta sobre este procedimiento pueden contactarse con Ernesto Ferrero quien es el Oficial de Relaciones con Inversionistas, al correo electrónico  ir@intercorp.com.pe.

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Anexo

MODELO DE PODER

Este documento es únicamente para fines referenciales, por lo tanto, no incluye una agenda definitiva de los temas a votar en la Junta Ordinaria Anual de Accionistas 2023. La agenda definitiva y por lo tanto el poder definitivo se publicarán el 17 de marzo de 2023, una vez la Junta Directiva de IFS convoque formalmente a dicha junta. Solicitamos se tenga especial cuidado en enviar el poder con la agenda definitiva y no con la que está contenida en este modelo para efectos de que este poder pueda ser válidamente utilizado.

[Ciudad], [Fecha] ,2023

Señores

Intercorp Financial Services Inc.

Estimados Señores,

[Yo] [Nosotros] mediante la presente autorizamos a [nombre completo del representante]2, identificado con [documento de identidad] No. [número del documento de identidad], para que este último, actuando de manera individual, pueda representar a [nombre del accionista] en la Junta Ordinaria Anual de Accionistas 2023 de Intercorp Financial Services Inc. (“IFS”) a ser celebrada en primera convocatoria el [fecha de la primera convocatoria] y en segunda convocatoria el [fecha de la segunda convocatoria] ambas a las [horario de ambas convocatorias], en [por definir].

El/La Sr./Sra. [nombre completo del representante] está autorizado para ejercer en [mi] [nuestro] nombre y representación los derechos de voto respecto de [cantidad de acciones de las que es titular] acciones de IFS, en la junta antes mencionada, de acuerdo con lo siguiente:

N°	AGENDA	VOTO
		A FAVOR	EN CONTRA	ABSTENERSE
1	Presentación de Resultados del año 2022. Propuesta: Aprobar la Presentación de Resultados del año 2022.
2	Aprobación de la Memoria Anual correspondiente al ejercicio 2022. Propuesta: Aprobar la Memoria Anual correspondiente al ejercicio 2022.
3

Aprobación de la Información Financiera (incluyendo Estados Financieros) auditada individual y consolidada correspondiente al ejercicio 2022.

Propuesta:

Aprobar la Información Financiera (incluyendo Estados Financieros) auditada individual y consolidada correspondiente al ejercicio 2022.

[2]	Los accionistas podrán designar como apoderado a un director o gerente en funciones de IFS.

4

Aprobación de la aplicación de las utilidades del ejercicio 2022 y distribución de dividendos.

Propuesta:

Aprobar la aplicación de las utilidades del ejercicio 2022 y la distribución de dividendos según la política aprobada en la Junta Ordinaria Anual de fecha 31 de marzo de 2022.

5

Aprobación de la política de dividendos del 2023.

Propuesta:

Aprobar como nueva política de dividendos para IFS para el año 2023, la distribución entre los accionistas de un mínimo de [●]% de las utilidades netas de IFS registradas en dicho periodo, la misma que será distribuida en una o más oportunidades, siempre que la decisión de distribuir dividendos no vulnere exigencias legales o financieras de IFS y/o sus subsidiarias, y las condiciones económico-financieras lo permitan.

6	Elección de los miembros de la Junta Directiva de IFS para el período 2023-2025.
Propuesta: Que la Junta Directiva de IFS para el periodo 2023-2025 esté conformada por siete (7) miembros titulares.

Propuesta:

Elegir al Sr. Carlos Rodríguez-Pastor Persivale identificado con DNI No. 10543995, como miembro y Presidente de la Junta Directiva de IFS por un período de dos (2) años comprendido entre abril de 2023 y abril del 2025.

Propuesta:

Elegir al Sr. Fernando Martín Zavala Lombardi identificado con DNI No. 09751039, como miembro de la Junta Directiva de IFS por un período de dos (2) años comprendido entre abril de 2023 y abril del 2025.

Propuesta:

Elegir a la Sra. Lucía Cayetana Aljovín Gazzani identificada con DNI No. 07277750, como miembro de la Junta Directiva de IFS por un período de dos (2) años comprendido entre abril de 2023 y abril del 2025.

Propuesta:

Elegir al Sr. Hugo Antonio Santa María Guzmán identificado con DNI No. 06341027, como miembro de la Junta Directiva de IFS por un período de dos (2) años comprendido entre abril de 2023 y abril del 2025.

Propuesta:

Elegir al Sr. Alfonso Bustamante y Bustamante identificado con DNI No. 30849678, como miembro de la Junta Directiva de IFS por un período de dos (2) años comprendido entre abril de 2023 y abril del 2025.

Propuesta:

Elegir al Sr. Felipe Morris Guerinoni identificado con DNI No. 10218417, como miembro de la Junta Directiva de IFS por un período de dos (2) años comprendido entre abril de 2023 y abril del 2025.

Propuesta:

Elegir al Sr. Guillermo Martínez Barros identificado con Pasaporte chileno No. F16903330, como miembro de la Junta Directiva de IFS por un período de dos (2) años comprendido entre abril de 2023 y abril del 2025.

7

Aprobación de otorgamiento de poderes para la formalización de acuerdos adoptados en la Junta Ordinaria Anual de Accionistas 2023.

Propuesta:

Aprobar que los señores [●], identificado con DNI No. [●] y [●], identificado con DNI No. [●], para que cualquiera de ellos, de manera individual y a sola firma, en nombre y en representación de IFS, suscriba cualquier documento público o privado, minuta o escritura pública aclaratoria, modificatoria, rectificatoria o ampliatoria que pudiera corresponder a efecto de poder inscribir los acuerdos adoptados por la Junta en los Registros Públicos tanto en Panamá como en Perú.

[Por favor coloque una [X] en su elección]

Atentamente,

[Nombre del accionista]

[Nombre] [Cargo]

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